Exhibit 99.16

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER

NATIONAL INSTRUMENT 51-102

Item 1. – Reporting Issuer(s):

Peak Gold Ltd.

666 Burrard Street, Suite 3110

Vancouver, British Columbia V6C 2X8

Item 2. – Date of Material Change:

March 31, 2008

Item 3. – Press Release:

A news release with respect to the material change referred to in this report was issued through Marketwire newswire service on March 31, 2008 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. – Summary of Material Change:

On March 31, 2008, New Gold Inc. (“New Gold”), Metallica Resources Inc. (“Metallica Resources”) and Peak Gold Ltd. (“Peak Gold”) entered into a letter agreement (“Letter Agreement”) setting out the terms of a proposed business combination (the “Transaction”) to create a new globally diversified intermediate gold company which will be named New Gold Inc. (the “Company”).

The Transaction is subject to the completion of confirmatory due diligence, definitive documentation, regulatory approvals and obtaining a minimum two-thirds shareholder approval at special meetings of the shareholders of each of Metallica Resources and Peak Gold and majority approval at a special meeting of the shareholders of New Gold. The obligations of Metallica Resources and Peak Gold are also conditional upon New Gold obtaining waivers or amendments to certain terms and conditions of its $237 million unsecured series D notes.

Item 5. – Full Description of Material Change:

On March 31, 2008, New Gold, Metallica Resources and Peak Gold entered into a Letter Agreement setting out the terms of the Transaction which is intended to create a new globally diversified intermediate gold company which will be named New Gold Inc. The Company will be a globally diversified intermediate gold company with a market capitalization of approximately US$1.6 billion. The combined company will own three operating gold mines in Australia, Brazil and Mexico and fund development projects in Canada and Chile.

Upon completion of the Transaction, Robert Gallagher, currently Chief Executive Officer, will assume that role for the combined company. The board of directors will be composed of Clifford Davis, Robert Gallagher, Pierre Lassonde, Craig Nelsen, Paul Sweeney and Ian Telfer.

The Company will have approximately 235 million common shares issued and outstanding plus in-the-money options and warrants, of which former Metallica shareholders will own 45.7% and former Peak Gold shareholders will own 37.8% of the Company.

The Transaction is expected to be structured as a plan of arrangement under the Canada Business Corporations Act between Metallica Resources and a newly formed, wholly-owned subsidiary of New Gold and as a plan of arrangement under the Business Corporations Act (British Columbia) between Peak Gold and a newly formed, wholly-owned subsidiary of New Gold.

Under the terms of the Transaction, shareholders of Metallica Resources will receive 0.9 common share of New Gold for each common share of Metallica Resources held (the “Metallica Resources Exchange Ratio”). Each outstanding Metallica Resources convertible security will entitle the holder thereof to receive a convertible security of New Gold which will, upon conversion, be converted into that number of common shares of New Gold based on the Metallica Resources Exchange Ratio. Based on the closing price of New Gold shares as at March 28, 2008, the trading day prior to the announcement of the Transaction, the offer values Metallica Resources at $751 million on a fully diluted in-the-money basis.

Shareholders of Peak Gold will receive 0.1 common share of New Gold for each common share of Peak Gold held (the “Peak Gold Exchange Ratio”). Each outstanding Peak Gold convertible security will entitle the holder thereof to receive a convertible security of New Gold which will, upon conversion, be converted into that number of common shares of New Gold based on the Peak Gold Exchange Ratio. Based on the closing price of New Gold shares as at March 28, 2008, the trading day prior to the announcement of the Transaction, the offer values Peak Gold at $622 million on a fully diluted in-the-money basis.

The board of directors of each company has received a fairness opinion with respect to the Transaction (subject to the completion of definitive documentation) and is recommending approval of the Transaction by its respective shareholders.

The Transaction is subject to the completion of confirmatory due diligence, definitive agreements among the parties on or before May 9, 2008, regulatory approvals, the preparation and mailing of a joint information circular and obtaining a minimum two-thirds shareholder approval at special meetings of the shareholders of each of Metallica Resources and Peak Gold and majority approval at a special meeting of the shareholders of New Gold. The obligations of Metallica Resources and Peak Gold are also conditional upon New Gold obtaining waivers or amendments to certain terms and conditions of its $237 million unsecured series D notes. The parties expect to complete and mail the joint information circular in early June 2008 and plan to hold the special meetings in late June 2008. The Transaction is expected to close in early July 2008.

The Letter Agreement has been filed separately as a material document on SEDAR at www.sedar.com. The foregoing description of the terms of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement.

Item 6. – Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. – Omitted Information:

N/A

Item 8. – Executive Officer:

For further information, contact Melanie Hennessey, Vice President, Investor Relations of Peak Gold Ltd. at (604) 696-4100.

Item 9. – Date of Report:

April 7, 2008

3